Mewbourne Energy Partners 08-A, L.P.

3901 South Broadway

Tyler, Texas 75701

June 26, 2009

Via EDGAR and First Class Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Re:	Mewbourne Energy Partners 08-A, L.P.
Form 10 filed April 30, 2009
File No. 0-53648

Dear Mr. Schwall:

Set forth below are the responses of Mewbourne Energy Partners 08-A, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2009 (the “Comment Letter”), with respect to the Partnership’s Form 10 filed with the Commission on April 30, 2009, File No. 0-53648 (the “Form 10”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in the Company’s responses are to Amendment No. 1 to the Form 10, which is being filed simultaneously with this letter. For your convenience, we have also sent to you paper copies of this letter and marked copies of the Form 10.

Form 10 filed April 30, 2009

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

Securities and Exchange Commission

June 26, 2009

RESPONSE: The Partnership acknowledges the Staff’s comment and has indicated in each applicable response where in Amendment No. 1 to the Form 10 the Staff may find the Partnership’s responsive changes.

2.	The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

RESPONSE: The Partnership acknowledges the Staff’s comment.

3.	We advise you of the requirement to update the financial statements of Mewbourne Energy Partners 08-A, L.P. and Mewbourne Development Corporation for the most recent interim periods. Please refer to Regulation S-X, Rule 3-12 for further guidance.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated financial statements for the Partnership and Mewbourne Development Corporation in Amendment No. 1 to the Form 10.

4.	Please provide updated disclosure with each amendment.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated disclosure in Amendment No. 1 to the Form 10 where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Critical Accounting Policies, page 10

5.	We note you recorded a cost ceiling write-down of approximately $7 million at December 31, 2008 in accordance with the full cost method of accounting for your oil and gas activities. Your current disclosure states the write-down is due to lower oil and gas prices as of year end. Please revise your disclosure to include a sensitivity analysis which demonstrates the impact of oil and gas prices on your ceiling test. Such disclosure should provide investors with information that illustrates the impact that lower oil and gas prices would have on the recorded value of your capitalized oil and gas properties. In addition, expand your disclosure to describe all other significant estimates and assumptions that you applied when preparing your ceiling test as of December 31, 2008. We refer you to Section 501.14 of the Financial Reporting Codification.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 10.

Organization and Related Party Transactions, page 12

Securities and Exchange Commission

June 26, 2009

6.	Please expand your disclosure, in this section and/or the “Partnership Agreement” section beginning on page 18, to address potential conflicts of interest with regard to the multiple roles played by various persons and entities with respect to MD, MOC and the registrant.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 12.

Properties, page 13

7.	We note your description on page 26 as to the form of ownership of the properties (MOC, MD and the Partnership are joint owners or tenants-in-common of undivided working interests in the Program’s oil and gas properties). Please provide a cross-reference to that disclosure or add a similar description to this section.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 13.

Security Ownership of Management, page 14

8.	We note your statement that “The registrant does not have any officers or directors.” However, please disclose any beneficial ownership of the registrant’s securities by MD or by officers or directors of MD.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 14.

Description of Registrant’s Securities to be Registered

Partnership Agreement page 18

9.	Please expand your disclosure to address the following points:

•	The fiduciary responsibilities owed by the managing general partner to the other partners of the registrant,
•	Any modifications that have been made to the relevant state-law fiduciary standards,
•	The reasons for any such modifications,
•	A comparison of the state-law fiduciary standards with the standards as modified by the partnership agreement, and
•	The specific benefits and detriments to the managing general partner and the other partners from each such modification.

Please consider using a tabular format for this disclosure.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 20.

Securities and Exchange Commission

June 26, 2009

10.	Please expand your disclosure to present a clear description of the legal rights and remedies of the limited partners and of the general partners other than the managing general partner with regard to enforcing the fiduciary responsibilities of the managing general partner.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 20.

Report of Independent Registered Public Accounting Firm, page 30

11.	We note the April 27, 2008 date of your auditor’s report on your financial statements as of and for the period ending December 31, 2008. As the date of the report precedes the date of your financial statements, please correct the date of the report or explain why the April 27, 2008 date is appropriate.

RESPONSE: The Partnership has corrected the date of the report as requested. Please see page 30.

1. Significant Accounting Policies, page 35

12.	We note the statement that “The Partnership conducts its activities through Mewbourne Energy Partners 08 Drilling Program (the “Program”). Its sole business is the development and production of oil and gas with a concentration on gas [emphasis added].” We do not see a mention elsewhere in the document of the “concentration on gas.” If there is a concentration on gas, please add disclosure to that effect in other relevant sections of the document.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 2 and 3.

Accounting for Oil and Gas Producing Activities, page 36

13.	Your disclosure in the Properties section on page 13 states certain fractional working interests were acquired through your participation in the drilling of oil and gas wells. To further our understanding of the initial acquisition of these property interests, please describe:

•

How the property interests are acquired or contributed to the Partnership. It is unclear whether the Partnership receives these interests in exchange for its drilling activities or whether the Partnership initially acquires the property and later completes its drilling activities.

•

Whether the properties are proved or unproved upon acquisition or contribution. If the properties contain proved reserves upon acquisition by the Partnership, tell us whether the reserves are developed, undeveloped or producing. As part of your response, tell us how you considered the requirement to provide predecessor financial information as well as financial statements under Rule 405 of Regulation C.

Securities and Exchange Commission

June 26, 2009

•

Whether the Partnership accounts for the acquisition of property interests at fair value or carry over basis from the Drilling Program. Please support your accounting for these acquisitions and expand your disclosures to address your accounting policy for such property acquisitions.

•

What do you mean by your disclosure in footnote 1 to the table presented on page 39: “The Partnership’s financial statements reflect its respective proportionate interest in the Program.” This statement appears to contradict your accounting policy footnotes, specifically the accounting for oil and gas activities. Please clarify whether you hold an equity interest in the Drilling Program or revise this statement, as appropriate.

RESPONSE: MOC, the program manager, initially purchases oil and gas leases from landowners. MD, the Partnership’s managing general partner, then purchases from MOC and contributes to the Program the oil and gas leases upon which the Program conducts its operations. MD’s contribution of oil and gas leases to the Program is credited to the Program at MOC’s carryover basis. The Partnership has supplemented its disclosure on this topic as requested. Please see page 36.

The properties are unproved until drilled upon by the Partnership. Under Rule 405 of Regulation C, the term “predecessor” means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. MD does not constitute a “predecessor” as defined by Rule 405 because neither the Program nor the Partnership acquire the major portion of MD’s business and assets through the acquisition of oil and gas leases from MD.

The Partnership does not hold an equity interest in the Program. Rather, the Partnership and MD are each participants in the Program, with revenues and costs and expenses of the Program allocated to the Partnership and MD in the percentages set forth in the table on page 13. As such, the Partnership’s financial statements reflect its respective proportionate participation in the Program as reflected in the table presented on page 13. For example, 70% of the Program’s revenues are allocable to the Partnership, so the revenues presented in the Partnership’s financial statements represent 70% of the Program’s revenues.

Earnings per Partnership Unit page 31

14.	Tell us whether the three classes of units (limited partner, general partner and managing general partner) require the application of the two-class method for calculating and presenting earnings per partnership unit in accordance with SFAS 128 and EITF 03-6. Please expand your disclosures and revise your presentation on the statement of operations, as applicable.

Securities and Exchange Commission

June 26, 2009

RESPONSE: The two-class method is an earnings allocation formula that determines earnings per share for each class of units according to dividends declared (or accumulated) and participation rights in undistributed earnings. Because no class of the Partnership’s units receives preferable treatment with respect to dividends and all partners participate equally in earnings, the two-class method is not applicable to the Partnership.

8. Supplemental Oil and Gas Information (Unaudited), page 48

15.	Please tell us the reason for the decrease in future income tax expense in your calculation of the standardized measure of discounted future net cash flows as of June 30, 2008 of $82.3 million to $7.5 million as of December 31, 2008. We note the decrease in future cash inflows during this same period, which may have contributed to the decrease in future income tax expense, was not as significant.

RESPONSE: Future income tax expense declined from June 30, 2008 to March 31, 2009 due to a decline in the price of oil and natural gas which affected the future net cash inflows upon which the taxes are assessed. Further, while the future net income values declined from June 30, 2008 to March 31, 2009, the basis of the oil and gas properties remained relatively constant as depreciation, depletion and amortization of leasehold and equipment was offset by the addition of new investment. Since the future income tax expense is calculated on the difference between future net cash inflows and the basis of the oil and gas properties, changes therein may not be directly proportionate to changes in future net cash inflows.

Closing Comments

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (903) 561-2900 or Robert B. Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Securities and Exchange Commission

June 26, 2009

Sincerely,

MEWBOURNE ENERGY PARTNERS 08-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Executive Vice President and Chief Financial Officer

Cc:	Robert B. Little, Vinson & Elkins L.L.P.